[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 25, 2018

Alison White David Manion Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Advent Claymore Convertible Securities and Income Fund Registration Statement on Form N-14 (File Nos. 333-224258)
Dear Ms. White and Mr. Manion:
Thank you for your comments received May 14, 2018 regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Advent Claymore Convertible Securities and Income Fund (“AVK” or the “Registrant”) related to the reorganization of each of Advent Claymore Convertible Securities and Income Fund II (“AGC”) and Advent/Claymore Enhanced Growth & Income Fund (“LCM” and, together with AGC, each a “Target Fund”) with and into AVK, filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2018. On behalf of the Registrant, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Registrant intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.
Disclosure Comments
Comment 1	Present a summary of the proposals in tabular form, as provided for by Item 22(3)(ii) of Schedule 14A.
Response 1	The requested tabular summary has been added to the Questions & Answers section.
Comment 2	In the first item of the Questions & Answers, change “Shareholders of AVK: You are being asked to consider the merger…” to “Shareholders of AVK: You are being asked to vote on the merger…”
Response 2	The disclosure has been revised as requested.
Comment 3	Disclose in the Joint Proxy Statement/Prospectus how the Funds define emerging markets.
Response 3
Each Fund may invest without limitation in foreign securities. A portion of each Fund’s foreign investments may include issuers located in countries considered to be emerging markets. Because the Funds have not adopted a percentage parameter for investments in foreign securities generally or emerging markets specifically, the Funds have not established a definition of emerging markets for purposes of the Funds’ investment parameters. However, a discussion of countries generally considered to be emerging

Securities and Exchange Commission
May 25, 2018

markets has been added under “Risk Factors—General Risks of Investing in the Funds—Emerging Markets Risks.”
Comment 4	Clarify throughout the filing the difference between the Investment Adviser and the Investment Manager.
Response 4	The requested disclosure has been added.
Comment 5	Provide examples of alternative proposals or other strategic alternatives the Board may consider if one or more of the mergers are not approved.
Response 5	The requested disclosure has been added.
Comment 6	Briefly discuss why the mergers were considered in the first place.
Response 6
The Board and management of the Funds regularly consider actions that may be in the best interest of the Funds, including consideration of the structure of the Fund Complex.  The Registrant respectfully submits that the board considerations described in the Proxy Statement/Prospectus accurately describe why the Board considered and ultimately approved the Mergers.

Comment 7	Consider including a benchmark index in the Comparison of Performance section, although it is not required.
Response 7
The Registrant acknowledges the comment, but notes that there is not a benchmark index that is well correlated to the Funds investment strategies, which include both convertible securities and other income producing securities. Therefore, the Registrant respectfully declines to include a benchmark index.

Comment 8
Under “Investment Objectives and Policies—Other Investment Policies” it is noted that the Funds may invest in “synthetic” convertibles. If any Fund invests in contingent convertible securities consider what, if any, additional disclosure is appropriate.

Response 8
None of the Funds currently invests in contingent convertible securities and none of the Funds currently intends to invest in contingent convertible securities as part of its primary investment strategy.

Comment 9
Under “Additional Information About the Funds and the Mergers—Management of the Funds,” in the disclosure regarding the availability in each Fund’s annual report of the discussion regarding the basis for the approval of the advisory agreements, provide the date of such report.

Response 9	The disclosure has been revised as requested.

Securities and Exchange Commission
May 25, 2018

Accounting Comments
Comment 10	Include disclosure within the body of the Proxy Statement/Prospectus identifying AVK as the accounting survivor of the mergers.
Response 10	The requested disclosure has been added.
Comment 11
Discuss whether any financing arrangements of a Target Fund will be paid off in advance of closing of the mergers and, if so, how they will be paid off and any resulting portfolio dispositions. If the financing arrangements will be carried over to the Combined Fund, please note in your response.

Response 11
The Registrant expects that the Target Funds borrowings will not be paid off prior to the closing of the mergers and there will be no resulting portfolio dispositions. Each Fund currently borrows from the same lender. At closing, AVK’s credit agreement will be amended to assume the outstanding borrowings of the Target Funds.

Comment 12
In the Questions & Answers section, in the answer to the question “How will the Mergers affect the fees and expenses of the Funds?” in the discussion of the impact of the tender offers, include a cross reference to the fee tables in the Proxy Statement/Prospectus.

Response 12	The requested cross reference has been added.
Comment 13	In the Questions & Answers section, in the answer to the question “How do the management fee rates of the Funds compare?”:
(a)	include disclosure that the Combined Fund fee structure will apply to the Combined Fund regardless of which mergers are approved; and
(b)	disclose the fees as a percentage of net assets of the Combined Fund.
Response 13	The requested disclosure has been added.
Comment 14
In the Questions & Answers section, in the answer to the question “Who will bear the expenses of the Mergers?” include a cross reference to the corresponding disclosure in the body of the Proxy Statement/Prospectus.

Response 14	The requested cross reference has been added.
Comment 15
In the Questions & Answers section, in the answer to the question “Will I have to pay any U.S. federal taxes as a result of the Mergers?” include a cross reference to the corresponding disclosure in the body of the Proxy Statement/Prospectus. Also discuss any capital loss carryforward implications and add a cross reference to the corresponding disclosure in the body of the Proxy Statement/Prospectus

Response 15	The requested disclosure and corresponding cross reference have been added.
Comment 16	Under “Summary—Background and Reasons for the Proposed Mergers—Leverage” if any financing arrangements of a Target Fund will be paid off in

Securities and Exchange Commission
May 25, 2018

advance of closing of the mergers disclose that and how they will be paid off and any resulting portfolio dispositions. If the financing arrangements will be carried over to the Combined Fund, please note in your response.

Response 16
The Registrant expects that the Target Funds borrowings will not be paid off prior to the closing of the mergers and there will be no resulting portfolio dispositions. Each Fund currently borrows from the same lender. At closing, AVK’s credit agreement will be amended to assume the outstanding borrowings of the Target Funds.

Comment 17	Under “Summary—Background and Reasons for the Proposed Mergers—Expenses of the Merger” include a per share calculation of the expenses noted as of the pro forma date.
Response 17	The requested disclosure has been added.
Comment 18	Under “Additional Information about the Funds and the Mergers—Terms of the Merger Agreements—Expenses of the Merger” include a per share calculation of the expenses noted as of the pro forma date.
Response 18	The requested disclosure has been added.
Comment 19
Under “Additional Information about the Funds and the Mergers—Board Considerations and Recommendations—Expected Costs of the Merger” include a per share calculation of the expenses noted as of the pro forma date.

Response 19	The requested disclosure has been added.
Comment 20	Pro Forma Financial Statements – In the Pro Forma Portfolio of Investments, if any securities are to be sold (including due to pay offs of existing financing arrangements) note that.
Response 20
As noted in the Proxy Statement/Prospectus, portfolio repositioning transactions, if any, are expected to be de minimis.  No securities of either Target Fund are required to be sold in order to comply with the investment policies and restrictions of the Acquiring Fund and no specific portfolio holdings of a Target Fund are currently expected to be sold in connection with the Mergers (including due to pay offs of existing financing arrangements) prior to the closing of the Mergers. Therefore, no securities are noted as such in the pro forma Portfolio of Investments.

Comment 21	Pro Forma Financial Statements – In accordance with Regulation S-X 11-02(b)(6), each adjustment reflected in the Pro Forma Financial Statements should be explained.
Response 21	The Pro Forma Financial Statements have been revised as requested.
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Securities and Exchange Commission
May 25, 2018

In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy